File No. 70-8681

               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549
                            FORM U-1
                       ___________________
                         AMENDMENT NO. 1
                               to
                    APPLICATION-DECLARATION
                             Under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Entergy Corporation                     Entergy Enterprises, Inc.
639 Loyola Avenue                       Three Financial Centre
New Orleans, LA 70113                   900 S. Shackleford Road -Suite 210
                                        Little Rock, AR  72211

         (Names of companies filing this statement and addresses of principal executive offices)

                      Entergy Corporation

         (Name of top registered holding company parent of each applicant or declarant)

                        Jerry D. Jackson
              Executive Vice President - Marketing
                      and External Affairs
                      Entergy Corporation
                       639 Loyola Avenue
                 New Orleans, Louisiana  70113

            (Name and address of agent for service)

     The Commission is also requested to send copies of any communications in connection with this matter to:

John A. Brayman                         Frederick F. Nugent, Esq.
Executive Vice President                General Counsel
Entergy Enterprises, Inc.               Entergy Enterprises, Inc.
Three Financial Centre, Suite 210       Three Financial Centre, Suite 210
Little Rock, AR  72211                  Little Rock, AR  72211

Laurence M. Hamric, Esq.                William T. Baker, Jr., Esq.
General Attorney                        Reid & Priest LLP
Entergy Services, Inc.                  40 West 57th Street
639 Loyola Avenue                       New York, NY 10019
New Orleans, LA  70113

Item 1.   Description of Proposed Transactions.

          Item 1 is hereby amended and supplemented by adding the following new paragraph to the end thereof:

           "On February 8, 1996, the Telecommunications Act of 1996 (the "Telecommunications Act") was signed into law and became effective. To the extent that Entergy is authorized under the Telecommunications Act to create and finance one or more new special purpose subsidiaries which will be permitted, as an "exempt telecommunications company", to engage, directly or indirectly, in the telecommunications business or any of the other businesses which are the subject of this Application, Entergy and Enterprises hereby withdraw the request for such authorization set forth herein. Except as provided above, the Application is not withdrawn or otherwise amended in any way."

                           SIGNATURE


          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.


                                   ENTERGY CORPORATION


                                   By:   /s/ Michael G. Thompson
                                        Michael G. Thompson
                                        Senior Vice President,
                                        General Counsel and Secretary



                                   ENTERGY ENTERPRISES, INC.


                                   By:    /s/ Michael G. Thompson
                                        Michael G. Thompson
                                        Senior Vice President -
                                        Law and Secretary


Dated:  February 27, 1996

                     CERTIFICATE OF SERVICE

      I hereby certify that on this 27th day of February, 1996, a true  and  correct  copy  of the foregoing  Amendment  No.  1  to

Application-Declaration  in  File No.70-8681  has  been  sent  by

United States mail, postage prepaid, to all persons listed on the attached Service List.



                              _/s/ Mark W. Hoffman_____________
                              MARK W. HOFFMAN

                          SERVICE LIST

George M. Fleming, Esq.       Clinton A. Vince, Esq.
General Counsel               Verner, Liipfert, Bernhard
Public Utilities Staff          McPherson & Hand, Chartered
Post Office Box 1174          901 15th Street, N.W.
Suite 1715                    Suite 700
Jackson, MI  39215-1174       Washington, D.C.


Wm. Bruce Mkinley, Esq.       Sherry A. Quirk, Esq.
Attorney-Commission Staff     Verner, Liipfert, Bernhard,
Walter Sillers State Office     McPherson & Hand, Chartered
  Building                    901 15th Street, N.W.
550 High Street, 19th  Floor  Suite 700
Jackson, Mississippi  39205   Washington, D. C.  20005

Avis M. Russell, Esq.         Christine F. Ericson, Esq.
City Attorney                 Verner, Liipfert, Bernhard,
Room 6E07-City Hall              McPherson & Hand, Chartered
1300 Perdido Street           901 15th Street, N.W.
New Orleans, LA  70112        Suite 700
                              Washington, D. C.  20005

Karen R. Carter, Esq.         Mary W. Cochran, Esq.
Carter & Cates                Arkansas Public Service Commission
Suite 1230 - Energy Centre    1000 Center Street
1100 Poydras Street           Little Rock, AR  72201
New Orleans, LA  70163

Kenneth M. Carter, Esq.       Lawrence C. St. Blanc
Carter & Cates                Secretary
Suite 1230 - Energy Centre    Louisiana Public Service Commission
1100 Poydras Street           Post Office Box 91154
New Orleans, LA  70163        Baton Rouge, LA  70821-9154

Mr. James Galloway            Frank Spencer
Filing Clerk                  Assistant Attorney General
Central Records - PUCT        State of Mississippi
7800 Shoal Creek Blvd.        Post Office Box 22947
Suite 400N                    Jackson, MS  39225
Austin, TX  78757

Office of the Attorney General
State of Texas
300 West 15th Street, 10th Floor
Austin, TX  78701